SEC FILE NO. 70-7727

                                       and

                             SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                FirstEnergy Corp.

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      In August 2000, FirstEnergy Corp. (FirstEnergy) entered into an agreement to merge with GPU, Inc., (GPU) under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. As of November 7, 2001 GPU merged with and into FirstEnergy and ceased its separate existence. This filing includes the activity for the period January 1 through March 31, 2002 for FirstEnergy Generation Corp. (FirstEnergy Generation) which is an exempt wholesale generator (EWG).

      The undersigned, FirstEnergy hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the
Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994,
September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727.


1.    Guarantees Issued
      -----------------

           As successor-by-merger to GPU, FirstEnergy assumed all obligations of GPU under the following guarantees which were outstanding during the period January 1, 2002 through March 31, 2002:

      (a) Guaranty dated September 1, 1999 for up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

      (b) Guarantee of the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of FirstEnergy, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is $5.9 million.

(c)   Guaranty to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. Lake Cogen, Ltd. is a former subsidiary of GPU International, Inc., which was sold by GPU to Aquila Energy
           Corporation (Aquila) in December 2000.   Aquila has indemnified
           FirstEnergy for any losses which FirstEnergy may incur under this guaranty.

2.    Services obtained from associated companies
      -------------------------------------------

      None.

3.       Services provided to associated companies
         -----------------------------------------

      None.

4.    Investments by FirstEnergy in Exempt Wholesale Generators
      ----------------------------------------------------------
      and Foreign Utility Companies, and Percentage of Equity Ownership
      -----------------------------------------------------------------

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of March 31, 2002 in EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                            First       First
                           Energy's    Energy's % Owners not affiliated with
                                                  ----------------------------
                                                        FirstEnergy
                   FUCO    Investment  Equity           -----------
Associate           or     at 3/31/02  Owner-                          Type of
Company            EWG      ($000)     ship     Name of Entity          Entity
-------            ----     ------     ----     --------------          ------


Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------

Empresa            EWG        29,339    50%     AFP Prevision BBV      Foreign
Guaracachi S.A.                                 AFP Futuro de Bolivia  Foreign

Guaracachi         EWG        50,274*  100%     Not Applicable           N/A
America, Inc.

GPU Power, Inc.    EWG       156,573*  100%     Not Applicable           N/A

EI International   EWG         1,197*  100%     Not Applicable           N/A

GPUI Colombia,     EWG         1,509*  100%     Not Applicable           N/A
Ltda.

Midlands           FUCO      929,143   100%     Not Applicable           N/A
Electricity plc

Termobarranquilla  EWG        92,004    29%     ABB Energy Ventures,   Foreign
S.A.                                             Inc.
                                                Lancaster Steel        Foreign
                                                Distral Group          Foreign
                                                 Corp. Electrica       Foreign
                                                 De la Costa
                                                 Atlantica

EI Barranquilla,   EWG        41,543*  100%     Not Applicable           N/A
Inc.

Barranquilla       EWG        50,257*  100%     Not Applicable           N/A
Lease Holdings,
Inc.

Los Amigos         EWG            12*  100%     Not Applicable           N/A
Leasing Company,
Ltd.

GPU International  EWG          1445*  100%     Not Applicable           N/A
Asia, Inc.

                              First     First
                             Energy's  Energy's %Owners not affiliated with
                                                 ---------------------------
                                                       FirstEnergy
                  FUCO     Investment  Equity          -----------
Associate         or       at 3/31/02  Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------


Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------


International Power
Advisors, Inc.    EWG          3,592*  100%     Not Applicable         N/A

Empresa
Distribuidora
Electrica
Regional,S.A.     FUCO       361,440   100%     Not Applicable         N/A

FE Generation Corp.
                  EWG        642,623   100%     Not Applicable         N/A

Total Aggregate
Investment in
EWGs & FUCOs *            $2,054,549
                           =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.


      As of March 31, 2002, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 1 above, the following is reported:

1.    Financial Statements
      --------------------

      A copy of FirstEnergy Solutions Corp., (FirstEnergy Solutions) GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of March 31, 2002 and unaudited Consolidated Statements of Operations for the twelve months ended March 31, 2002 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      FirstEnergy Solutions is a wholly-owned subsidiary of FirstEnergy and is a natural gas and power marketer in both the wholesale and retail markets.

      GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. A capital contribution was made to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital is a wholly-owned subsidiary of FirstEnergy.

      GPU Capital and GPU Electric own and operate electric transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.    Investments in Exempt Entities
      ------------------------------

      In 1996, Avon Energy Partners Holdings, Inc. (Avon) was formed to acquire a 50% ownership interest in Midlands Electricity plc (Midlands), an English regional electric company. A wholly-owned subsidiary of Avon purchased the outstanding shares of Midlands through a cash tender offer of British pounds
(BP) 1.7 billion (approximately U.S. $2.6 billion). FirstEnergy's interest in Avon is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

      At the time of acquisition, EI UK borrowed approximately BP 342 million (approximately U.S. $586 million) through a five-year bank term loan facility to fund its investment in Holdings. In addition to the amount invested by EI UK, Holdings borrowed approximately BP 1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      In July 1999, GPU Electric acquired the additional 50% ownership interest in Avon for BP 452.5 million (approximately US $714 million). Accordingly, GPU Electric is the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide. The acquisition was financed at that time through a US $250 million equity contribution, the issuance of US $50 million of commercial paper by GPU Capital, and a two-year BP 245 million (approximately US $357 million) credit agreement entered into by EI UK.

       In March 2002, FirstEnergy announced that it had finalized terms of a joint venture agreement with Aquila, Inc. (formerly Utilicorp United) for

Aqulla to acquire partial ownership of Avon. Accordingly, on May 8, 2002 Aquila acquired a 79.9 percent interest in Avon for approximately $1.9 billion including the assumption of $1.7 billion of debt. FirstEnergy (through GPU Electric) and Aquilla together will own all of the outstanding shares of Avon through a jointly owned subsidiary, with each company having a 50 percent voting interest.

      In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution.

       All of the acquisition debt associated with FirstEnergy's ownership of the above mentioned FUCOs has been retired.


3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------


FirstEnergy Generation Corp.
----------------------------

      FirstEnergy Generation, incorporated in October 2000, is a wholly owned subsidiary of First Energy Solutions. FirstEnergy Generation operates fossil fuel plants and a pumped storage plant, most of which is leased from the FirstEnergy Solutions companies and sells all of its output at wholesale prices to FirstEnergy Solutions.


Empresa Guaracachi, S.A.
------------------------

      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA). EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.


Termobarranquilla, S.A.
-----------------------

      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands Electricity plc (Midlands)
-----------------------------------

      Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

      Emdersa  owns three  electric  distribution  companies  that  serve  three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million.

4.    Services Obtained From Associated Companies
      -------------------------------------------

      FirstEnergy Generation received administrative and construction services from associate companies (primarily FirstEnergy Services Company) in the amount of $23,340,224 for the three months ended March 31, 2002. GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $173,347 and $187,047 respectively, for the three months ended March 31, 2002 in support of operations and management activities.


5.    Services Provided to Associated Companies
      -----------------------------------------

      A description of services provided by FirstEnergy Generation and GPU Power to associate companies during the period January 1, 2002 through March 31, 2002 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during this reporting period.

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

     a) FirstEnergy's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of March 31, 2002 is as follows:


                                                      (In Thousands)
                                                      --------------
FUCOs

Midlands Electricity plc                              $     929,143
Emdersa                                                     361,440
                                                          ---------
      Subtotal                                            1,290,583
                                                          ---------

EWGs

FE Generation Corp.                                   $     642,623
Termobarranquilla, S.A.                                      92,004
Empresa Guaracachi, S.A.                                     29,339
                                                          ---------
      Subtotal                                              763,966
                                                          ---------

      Aggregate Investment in FUCOs and EWGs          $   2,054,549
                                                          =========


      b)   As of March 31, 2002
           (In Thousands)
           FirstEnergy's Aggregate Investment in FUCOs and EWGs is $2,054,549


Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:

Total capitalization                $ 24,062,225                   8.5%
Net utility plant                   $ 14,157,833                  14.5%
Total consolidated assets           $ 37,305,227                   5.5%
Market value of common equity       $  8,365,269                  24.6%


      c)   FirstEnergy and Subsidiary Companies
           Consolidated Capitalization Ratios as of March 31, 2002
           (In Thousands)

                                       Amount                        %
                                       ------                        -

Common equity                       $  7,436,518                    30.9
Cumulative preferred stock               575,114                     2.4
Subsidiary-obligated mandatorily
  redeemable preferred securities        529,450                     2.2
Subsidiary-obligated trust
  preferred securities                       -                        -
Long-term debt                        14,645,710                    60.9
Notes payable                            875,433                     3.6
                                     -----------                   -----

      Total capitalization          $ 24,062,225                   100.0%
                                     ===========                   =====

d) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at March 31, 2002:

Closing Market Price per Share                                  $  34.58
Book Value per Share                                            $  25.40
Market-to Book Ratio of Common Stock                               136.1%


           e) Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

                                                                (In Thousands)
                                                                --------------
Retained Earnings as of  3/31/02                                  $1,528,572
Retained Earnings as of 12/31/01                                   1,521,805
                                                                   ---------
Growth in Retained Earnings                                       $    6,767
                                                                   =========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from regulated utility companies              $  136,836
Income contribution from FUCOs/EWGs                                   52,388
Income contribution from all other companies                         (17,216)
FirstEnergy Holding and Service companies                            (55,515)
Cash dividends declared on common stock                             (109,726)
Growth in Retained Earnings                                       $    6,767
                                                                    ========


      f) Statements of Operations for the period ended March 31, 2002 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               FirstEnergy Generation Corp.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       FirstEnergy Corp.


                                       By:/s/ Harvey L. Wagner
                                          --------------------
                                          Harvey L. Wagner
                                          Vice President and Controller



Date: May 30, 2002